

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2019

Martin Connor
Chief Financial Officer
TOLL BROTHERS INC
250 Gibraltar Road
Horsham, Pennsylvania 19044

      Re: TOLL BROTHERS INC
         Form 10-K for the period ended October 31, 2018
         Filed on December 20, 2018
         Form 10-Q for the period ended January 31, 2019
         Filed on March 8, 2019
         File No. 001-09186

Dear Mr. Connor:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Manufacturing and
                                     Construction